Exhibit 99.1

NEPTUNE WELLNESS SOLUTIONS INC. CLOSES US$12.65 MILLION

REGISTERED DIRECT OFFERING

LAVAL, QC, July 15, 2020 – Neptune Wellness Solutions Inc. (“NEPT” or the “Company”) (TSX: NEPT; NASDAQ: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced it has closed its previously-announced registered direct common share offering with one of its existing institutional investors and two new U.S. institutional investors for gross proceeds of approximately US$12.65 million before deducting fees and other estimated offering expenses (the “Offering”).

President, CEO & Director of the Company, Michael Cammarata, stated, “The support of our existing and new investors in this Offering validates the current growth initiatives of the Company.”

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

About Neptune Wellness Solutions

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/